Exhibit (a)(1)(xii)

EMAIL TO ALL ELIGIBLE PARTICIPANTS REGARDING UPDATED TERMINATION DATE

To:	Eligible Prothena Participants
From:	OptionExchange@prothena.com
Date:	January 28, 2021
Re:	Extension of Deadline to Participate in Prothena’s Option Exchange Program

We are contacting you today to notify you that the deadline for participation in Prothena’s option exchange program has been extended from January 29, 2021, at 9 P.M. Pacific Time to February 12, 2021, at 9 P.M. Pacific Time. We filed with the Securities and Exchange Commission updated offering materials to reflect the new deadline in an amended Schedule TO on January 28, 2021. The updated exchange offer reflecting the new deadline is also available on the option exchange website at www.myoptionexchange.com. The other terms and conditions of the option exchange program have not been changed.

As noted previously, there are many things to consider when deciding whether or not to participate in this program, and we encourage you to carefully read the offering materials before deciding to participate. We also encourage you to review the option exchange program website for more information and instructions on how to elect to participate in the program (if you have not already made an election), change a prior election and withdraw an election before the end of the election period.

If you wish to surrender your eligible options in exchange for new replacement options and have not already made an election, you must log in to the Option Exchange Program Website at www.myoptionexchange.com and follow the directions on it to make a timely election. Your participation in the exchange program is completely voluntary. Any options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

As described in the exchange offer materials, at any time and from time to time, we may extend the period of time during which the option exchange program is open, and thereby delay the acceptance for exchange of any options, by giving written notice of such extension or making a public announcement. As also described in the exchange offer materials, we may choose to cancel the exchange offer program for various reasons, subject to certain limitations noted in the exchange offer materials.

If you have any questions about the program, please contact: OptionExchange@prothena.com.